September 7, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andri Carpenter

Re:	Ardagh Metal Packaging S.A. Registration Statement on Form F-4 Registration No. 333-259225

Ladies and Gentlemen:

On September 2, 2021, Ardagh Metal Packaging S.A. (the “Company”) submitted a letter requesting that the above-referenced Registration Statement be declared effective on September 7, 2021 at 4:00 p.m. Eastern Time or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. By this letter, the Company hereby withdraws the acceleration request dated September 2, 2021.

Please direct any questions or comments regarding this correspondence to Company’s counsel, Richard Alsop, at (212) 848-7333.

Very truly yours,

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham

Name: Oliver Graham

Title: Chief Executive Officer

cc:	Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A. Richard Alsop, Esq., Shearman & Sterling LLP